Mail Stop 4561

April 30, 2009

Mr. Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation
25505 West Twelve Mile Road
Southfield, Michigan 48034-8339

> **Re:** **Credit Acceptance Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 0-20202**

Dear Mr. Booth:

      We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Financial Statements

Note 2. Summary of Significant Accounting Policies

Premiums Earned, page 52

1.   Please address the following regarding your disclosure on page 52 "The deferred gain will be recognized as premiums earned revenue over a 26 month period (average remaining life of the ceded vehicle service contracts) using an average of the pro rata and rule of 78 methods."

- Revise your future filings to provide the disclosures required by SFAS 60 and SFAS 113. Clearly identify in your response as well as your future disclosures whether the contracts involved represent short duration and long duration contracts.

- Tell us whether the 26 month period is specific to the pools of insurance ceded to your reinsurance subsidiary. Clarify whether you recognize revenue on a given pool over the specific period of the insurance contracts in that pool.

- Tell us how you determined that your revenue recognition policy as stated above complies with the applicable accounting literature. Tell us how you determined that the average of the pro rata and rule of 78 methods results in revenue recognition "in proportion of the amount of insurance protection provided" as outlined in paragraph 13 of SFAS 60. Specifically address what you believe to be the value of protection provided and the typical premium period.

- Tell us the amount of premium revenues recognized under this method during 2008.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Assistant Chief Accountant, at 202-551-3474 or me at 202-551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief